UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos Avenue and Foivis 2 Street 166-74 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report on Form 6-K (this “Report”) is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated November 3, 2026: DYNAGAS LNG PARTNERS LP ANNOUNCES CASH DISTRIBUTION FOR THE QUARTER ENDED SEPTEMBER 30, 2026 OF $0.05 PER COMMON UNIT AND SANCTIONS UPDATE.

The information contained in this Report and the exhibit hereto are hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-281195) that has an effective date of November 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2026

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS LP ANNOUNCES CASH DISTRIBUTION FOR THE QUARTER ENDED SEPTEMBER 30, 2026 OF $0.05 PER COMMON UNIT AND SANCTIONS UPDATE

ATHENS – November 3, 2026 - Dynagas LNG Partners LP (the “Partnership”) (NYSE: DLNG), an owner of LNG carriers, today announced that its Board of Directors has declared a quarterly cash distribution with respect to the quarter ended September 30, 2026 of $0.05 per common unit. The cash distribution is payable on or about November 20, 2026 to all common unitholders of record as of November 13, 2026.

The declaration and payment of distributions are at the discretion of our Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements and restrictions under our debt agreements. For further information on our Cash Distribution Policy, please see our most recent Annual Report on Form 20-F.

Sanctions Update

We are providing the following update on applicable U.K. sanctions regulations to supplement our prior disclosure appearing under the heading “Russian Sanctions Developments” in our press release dated September 8, 2026, and other reports and documents we filed with the U.S. Securities and Exchange Commission as of the date hereof (our “Prior Sanctions Disclosure”). The following update should be read in conjunction with our Prior Sanctions Disclosure.

On May 20, 2026, the U.K. enacted the Russia (Sanctions) (EU Exit) (Amendment) Regulations 2026, which prohibit U.K. persons from providing or facilitating maritime transportation services for Russian-origin LNG, including carriage to third countries, subject to limited exceptions and licensing arrangements. For supply contracts with a duration exceeding one year that were executed before June 17, 2025 and have not since been amended, other than by amendments falling within specified categories, the prohibition will apply beginning January 1, 2027.

Two of our vessels, the Yenisei River and Lena River, are employed by Yamal Trade Pte. Ltd. (the “Charterer”) under time charters that extend to 2033 and 2034, respectively (the “Yamal Charters”), transporting LNG produced in Russia. As a result of the U.K. regulations described above, from January 1, 2027, we will be required to replace certain key service providers, such as insurers, currently based in the U.K., with providers established outside the U.K. There can be no assurance that replacement services will be available on comparable terms, or at all. Any inability to obtain such services, or delay in obtaining them, could disrupt the operation of our vessels under the Yamal Charters, result in additional costs or periods of off-hire of such vessels, give rise to disputes under the Yamal Charters which could result in loss of revenue, litigation or early termination of the Yamal Charters, or affect our ability to comply with covenants in our debt agreements, among other things.

For the six-month period ended June 30, 2026, the Charterer accounted for 34.5% of our total revenues. The loss of revenue under either or both of the Yamal Charters would have a material adverse effect on our business, results of operations, financial condition, cash flows and our ability to make distributions to our unitholders, and could result in an event of default under our debt agreements.

Please see the risk factors we describe in our most recent Annual Report on Form 20-F, including without limitation, the risk factors entitled “We currently derive all our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business,” “Any charter termination would likely have a material adverse effect on our business, financial condition, results of operations and cash flows,” “If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the United States government or other governmental authorities, it could result in the imposition of monetary fines or penalties and adversely affect our reputation and the market for our securities” and “We may be subject to litigation that could have an adverse effect on us.”

About Dynagas LNG Partners LP

Dynagas LNG Partners LP (NYSE: DLNG) is a master limited partnership which owns LNG carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP
Attention: Michael Gregos
Tel. +30 210 8917960
Email: management@dynagaspartners.com

Investor Relations/ Financial Media:
Nicolas Bornozis/Markella Kara
Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “will,” “plan,” “potential,” “may,” “should,” “expect,” “expected,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed, expressed, or implied in the forward-looking statements include, but are not limited to, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in the supply of and demand for Liquefied Natural Gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, the Partnership’s ability to profitably employ its vessels, the potential for early termination of the Partnership’s charters, availability of financing and refinancing, changes in governmental laws, rules, and regulations or actions taken by regulatory authorities, including sanctions measures, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes, geopolitical conflicts and international hostilities, including developments relating to the Russia-Ukraine war and related sanctions regulations, changes in tariffs, trade barriers, and embargos, vessel breakdowns and instances of off-hire, and other factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof. The Partnership undertakes no obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.